UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)
and
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

COMPAÑÍA ANÓNIMA NACIONAL
TELÉFONOS DE VENEZUELA (CANTV)
(Name of Subject Company (Issuer))
NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
(Translation of Name of Subject Company (Issuer) into English)
BOLIVARIAN REPUBLIC OF VENEZUELA
(Name of Filing Person (Offeror))
American Depositary Shares (ADSs),
each representing seven shares of Class D Common Stock,
nominal value Bs. 36.90182224915 per share
(Title of Class of Securities)
204421101
(CUSIP Number of Class of Securities)
Yosmary García
Comisión Nacional de Telecomunicaciones
Av. Veracruz, Edificio CONATEL — Nueva Sede
Las Mercedes, Caracas 1050-A,
Venezuela
(58) 212 909 0493
with copy to
Lawrence Goodman, Esq.
Valarie A. Hing, Esq.
Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, New York 10178
(212) 696-6000
(Name, address, and telephone number of
person authorized to receive notices and communications on behalf of filing person)
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)

$889,524,287	$27,309 (3)
(1) Estimated solely for the purpose of determining the filing fee. The transaction valuation is calculated by multiplying 59,909,057 (which is the estimate of the number of ADSs outstanding) by the offer price of US$14.84791 per ADS.
(2) The filing fee is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #6 for Fiscal Year 2007 issued by the U.S. Securities and Exchange Commission on February 15, 2007 and is derived by multiplying the transaction valuation by 0.00003070.
(3) Previously paid.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
                    Amount Previously Paid: Not applicable
                    Form or Registration No.: Not applicable
                    Filing Party: Not applicable
                    Date Filed: Not applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☑	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:☐

CUSIP No.	P3055Q103 (Class D Shares) 204429101 (ADSs)

1	NAMES OF REPORTING PERSONS: The Government of the Bolivarian Republic of Venezuela

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Venezuela

	7	SOLE VOTING POWER:

NUMBER OF		Class D Shares: 429,901,549 (1) ADSs: 61,414,507 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		Class D Shares: None ADSs: None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		Class D Shares: 429,901,549 (1) ADSs: 61,414,507 (1)

WITH	10	SHARED DISPOSITIVE POWER:

Class D Shares: None ADSs: None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Class D Shares: 429,901,549 (1) ADSs: 61,414,507 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

87.5%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Government)
(1) Represents ADSs and Class D Shares tendered in the U.S. Offer by 5:00 p.m., New York City time, on Tuesday, May 8, 2007, and includes: (i) 753,968 ADSs delivered pursuant to Notices of Guaranteed Delivery, and (ii) 54,415,907 Class D Shares deposited for conversion into 7,773,701 ADSs upon the Venezuelan Republic’s acceptance for payment of ADSs tendered in the U.S. Offer, in accordance with the procedure described in the U.S. Offer to Purchase. Each ADS represents seven Class D Shares.
(2) Calculated assuming 491,055,129 outstanding Class D Shares, which is based upon the 436,643,989 Class D Shares reported as outstanding as of February 28, 2007 (as reported in the Issuer’s Form 14D-9 filing on April 13, 2007) and 54,411,140 Class A shares reported by the ADS Receiving Agent as converted to Class D shares for deposit and conversion to ADSs pursuant to the U.S. Offer.

INTRODUCTION
     This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the United States Securities and Exchange Commission (“SEC”) on April 9, 2007 by the Bolivarian Republic of Venezuela (the “Venezuelan Republic”) in connection with the Venezuelan Republic’s offer (the “U.S. Offer”) to purchase any and all outstanding American Depositary Shares (the “ADSs”) of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV), a company (compañía anónima) organized under the laws of the Venezuelan Republic (“CANTV”), at a price of US$14.84791 per ADS in cash, without interest and subject to downward adjustment to reflect any dividends declared after March 30, 2007 and paid by CANTV with a record date that is fixed as of a date prior to the Venezuelan Republic’s acceptance for payment of ADSs tendered into the U.S. Offer, on the terms and subject to the conditions set forth in the U.S. Offer to Purchase dated April 9, 2007 (the “U.S. Offer to Purchase”) and the accompanying ADS Letter of Transmittal. This Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. The information contained in the Schedule TO, the U.S. Offer to Purchase and the ADS Letter of Transmittal is incorporated herein by reference in response to all of the items of this Amendment No. 2 to the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the U.S. Offer to Purchase.
Items 4, 8 and 11.
     Items 4, 8 and 11 of the Schedule TO are hereby amended and supplemented as follows:
     The U.S. Offer and the Venezuelan Offer expired at 5:00 p.m., New York City and Caracas time, on Tuesday, May 8, 2007. Based on information reported by the ADS Receiving Agent and the Coordinator for the Venezuelan Offer, 61,414,507 ADSs (representing an aggregate of 429,901,549 Common Shares) were tendered in the U.S. Offer (including 753,968 ADSs delivered pursuant to Notices of Guaranteed Delivery, and 54,415,907 Class D Shares deposited for conversion into 7,773,701 ADSs upon the Venezuelan Republic’s acceptance for payment of ADSs tendered in the U.S.Offer, in accordance with the procedure described in the U.S. Offer to Purchase) and not withdrawn, and 196,574,226 Common Shares were tendered in the Venezuelan Offer and not withdrawn. The tendered Common Shares and ADSs include all Common Shares and ADSs held by Verizon Communications Inc.’s subsidiary, GTE Venholdings, B.V., and together with the 51,900,000 Common Shares held by the Venezuelan Economic and Social Development Fund Bank and the Venezuelan Ministry of the Popular Power for Infrastructure, represent an aggregate of 678,375,775 Common Shares, or approximately 86.2% of the outstanding Common Shares of CANTV. The totals reflected above will increase, as they do not include certain Common Shares tendered into the Venezuelan Offer that are still being counted.
     Settlement and payment for the Common Shares and the ADSs will take place as described in the U.S. Offer to Purchase and the Venezuelan Offer to Purchase, which contemplate that (i) settlement for the Common Shares tendered in the Venezuelan Offer will take place at a special session of the Caracas Stock Exchange to be held no later than May 15, 2007, (ii) the Venezuelan Republic will be deemed to accept the ADSs tendered in the U.S. Offer at the time of such settlement, and (iii) payment for the Common Shares and the ADSs will be made no later than May 22, 2007, the tenth (10th) Caracas Stock Exchange trading day following the expiration date.

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Item 12. Exhibits.

Exhibit	Description
(a)(1)(A)	U.S. Offer to Purchase, dated April 9, 2007*

(a)(1)(B)	Form of ADS Letter of Transmittal and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(C)	Form of ADS Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for ADSs*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for ADSs*

(a)(5)(A)	Summary Advertisement as published in The New York Times on April 9, 2007*

(b)	None

(d)	Memorandum of Understanding, dated February 12, 2007, by and among Verizon Communications Inc., GTE Venholdings B.V. and the Bolivarian Republic of Venezuela (incorporated by reference to the pre-commencement Schedule TO-C filed by the Bolivarian Republic of Venezuela on February 23, 2007)*

(g) through (h)	None
* Previously filed.

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SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: May 8, 2007

BOLIVARIAN REPUBLIC OF VENEZUELA
By:	/s/ Jesse Chacón Ecsamillo
Name:	Ing. Jesse Chacón Ecsamillo
Title:	Minister of Telecommunications and Information of the Bolivarian Republic of Venezuela

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